# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sonos, Inc., CIK 0001314727
CUSIP: 83570H108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Coromar Drive, Santa Barbara, California (CA), 93101
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001409751

## Reporting persons
- Coliseum Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,930,280; sole dispositive power 0; shared dispositive power 14,930,280; aggregate amount beneficially owned 14,930,280 (12.4% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,172,013; sole dispositive power 0; shared dispositive power 12,172,013; aggregate amount beneficially owned 12,172,013 (10.1% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,172,013; sole dispositive power 0; shared dispositive power 12,172,013; aggregate amount beneficially owned 12,172,013 (10.1% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,930,280; sole dispositive power 0; shared dispositive power 14,930,280; aggregate amount beneficially owned 14,930,280 (12.4% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,930,280; sole dispositive power 0; shared dispositive power 14,930,280; aggregate amount beneficially owned 14,930,280 (12.4% of the class)

## Item 1. Issuer
Name of issuer: Sonos, Inc.
Address of issuer's principal executive offices: 301 Coromar Drive, Santa Barbara, CA 93117

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of Coliseum Capital Management, LLC ("CCM"), Coliseum Capital LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton" and together with CCM, CC, CCP and Gray, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.
Citizenship: (i) CCM is a Delaware limited liability company; (ii) CC is a Delaware limited liability company; (iii) CCP is a Delaware limited partnership; (iv) Gray is a United States citizen; and (v) Shackelton is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: (i) CCM is the beneficial owner of 14,930,280 shares of common stock, $0.001 par value per share ("Common Stock"); (ii) CC is the beneficial owner of 12,172,013 shares of Common Stock; (iii) CCP is the beneficial owner of 12,172,013 shares of Common Stock; (iv) Gray is the beneficial owner of 14,930,280 shares of Common Stock; and (v) Shackelton is the beneficial owner of 14,930,280 shares of Common Stock.
Percent of class: (i) CCM - 12.4%; (ii) CC - 10.1%; (iii) CCP - 10.1%; (iv) Gray - 12.4%; and (v) Shackelton - 12.4%. The ownership percentage of each Reporting Person has been calculated based on 120,880,277 shares of Common Stock issued and outstanding as of July 22, 2025 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
Sole power to vote or to direct the vote: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to vote or to direct the vote: (i) 14,930,280 shares of Common Stock for CCM; (ii) 12,172,013 shares of Common Stock for CC; (iii) 12,172,013 shares of Common Stock for CCP; (iv) 14,930,280 shares of Common Stock for Gray; and (v) 14,930,280 shares of Common Stock for Shackelton.
Sole power to dispose or to direct the disposition: (i) 0 shares of Common Stock for CCM; (ii) 0 shares of Common Stock for CC; (iii) 0 shares of Common Stock for CCP; (iv) 0 shares of Common Stock for Gray; and (v) 0 shares of Common Stock for Shackelton.
Shared power to dispose or to direct the disposition: (i) 14,930,280 shares of Common Stock for CCM; (ii) 12,172,013 shares of Common Stock for CC; (iii) 12,172,013 shares of Common Stock for CCP; (iv) 14,930,280 shares of Common Stock for Gray; and (v) 14,930,280 shares of Common Stock for Shackelton.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM. The Reporting Persons may be deemed to be members of a group with respect to the Common Stock owned of record by CCP and a separate account managed by CCM (the "Separate Account"). CCP is the record owner of 12,172,013 shares of Common Stock and the Separate Account is the record owner of 2,758,267 shares of Common Stock.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Adam Gray: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Chivonne Cassar/Attorney-in-fact (11/14/2025)